TOMBSTONE EXPLORATION CORPORATION

1515 Red Top Rd.

P.O. Box 1280
Tombstone, AZ. 85638

September 22, 2008

William Thompson

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington DC 20549

Re:

Tombstone Exploration Corporation

File No. 0-29922

SEC Comment letter dated August 15, 2008

Dear Mr. Thompson:

On behalf of Tombstone Exploration Corporation (the “Company”), a Canadian Federal corporation, please be advised that we have received and reviewed your letter of August 15, 2008 pertaining to the Company’s Form 20-F for the Fiscal Year Ended December 31, 2007, as filed with the Securities & Exchange Commission (the “Commission”) on July 15, 2008.

As previously discussed with Anthony Watson, Staff Accountant, of your office, we respectfully submit the within responses for your review and comment prior to filing amended versions of our Form 20-Fs via the EDGAR system.

Specific to your comments, we have amended our Forms 20-F for the years ended December 31, 2006 and December 31, 2007 as follows:

FORM 20-F

The Following numbered responses correspond to those numbered comments as set forth in the comment letter dated August 15, 2008.

1.

We have amended the Filing to reflect that the Company is not a shell company.

2.

We have made the necessary amendment to the table of selected financial data to comply with the instructions of Item 3.A.2 of Form 20-F.

3.

We have reviewed your comment and provided a more substantive discussion as requested.

4.

We have prepared our management report on the Company’s internal controls over financial reporting (ICOFR) for the year ended December 31, 2007 and have disclosed the results of our assessment in Item 15T(a) of the Form 20-F/A filing for the year ended December 31, 2007.

5.

The results of our assessment of ICOFR has been documented and included in Item 15T(a) of our Form 20-F/A filing for the year ended December 31, 2007.

6.

During the year ended December 31, 2007, there were no changes in our ICOFR relating to our operations, and we have disclosed this information in Item 15T(a) of our Form 20-F/A filing for the year ended December 31, 2007.

7.

The inception date of our Company was October 30, 1997 when we incorporated under the name 3430502 Canada Ltd.  This is consistent with our disclosure in Item 4(A) of the Form 20-F/A filing for the year ended December 31, 2007.

8.

Our discontinued operations consist of our former business where we provided teleconferencing services to clients in North America.  We discontinued this line of business on March 1, 2003.  Our continuing business is focused on mining operations, and all of our continuing operations only reflect our mining operations.

9.

We have reclassified impairments related to our mineral properties as a loss from operations and have disclosed our reclassifications of certain items on the financial statements in Note 2(n) of our audited financial statements for the year ended December 31, 2007.

10.

The gain on forgiveness of debt was related to a Release and Debt Settlement Agreements signed on or about August 3, 2006 with various creditors where the Company settled $951,808 of debt obligations relating to outstanding litigation claims for a cash payment of $100,000, resulting in a gain on settlement of debt obligations of $851,808, which has been recorded in operations for the year ended December 31, 2006.   We have disclosed the nature of the debt settlements in Note 7(c) of the audited financial statements for the year ended December 31, 2007.

11.

There were no significant differences between basic loss per share and diluted loss per share for the year ended December 31, 2007 and we have disclosed all information in one line on the Company’s Statement of Operations for the year ended December 31, 2007.

12.

We have disclosed our policy on the issuance of common shares for services, as disclosed in Note 2(l) of our financial statements for the year ended December 31, 2007.

13.

We have provided disclosure with respect to our mineral properties in Note 3 of our financial statements, and our accounting policy with respect to the recording of mineral properties in Note 2(i) of our audited financial statements for the year ended December 31, 2007.

14.

The certifications to the Form 20-F have been revised to reflect the necessary changes.

In connection with the Company’s responding to the comments set forth in the August 10, 2007 letter, the Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and,

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A copy of this letter and all related documents have also be filed via the EDGAR system.

Thank you for your courtesies. Please contact Luis Carrillo at (609) 462-0447 or the undersigned at (480) 305-4507 with any questions.

Very truly yours,

/s/ Alan Brown

Alan Brown

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